Mail Stop 7010

February 10, 2006

Via U.S. mail and facsimile

Mr. Keith E. Busse
Chief Executive Officer
Steel Dynamics, Inc.
6714 Pointe Inverness Way, Suite 200
Fort Wayne, IN 46804

Re: 	Steel Dynamics, Inc.
Registration Statement on Form S-4
Filed January 18, 2006
File No. 333-131100

Form 10-K for the year ended December 31, 2004
Filed May 4, 2005
File No. 000-21719

Form 10-Q for the quarter ended March 31, 2005
Filed May 6, 2005
File No. 000-21719

Form 10-Q for the quarter ended June 30, 2005
Filed August 5, 2005
File No. 000-21719

Form 10-Q for the quarter ended September 30, 2005
Filed November 2, 2005
File No. 000-21719

Dear Mr. Busse:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. Please tell us how you determined that pro forma financial information pursuant to Article 11 of Regulation S-X is not required for the proposed merger of Roanoke Electric Steel and Steel Dynamics.
In doing so, please address the materiality of the transaction to the stockholders of each registrant separately.

Questions And Answers About the Merger, page 1
Summary of the Proxy Statement / Prospectus, page 5

2. Please relocate the Summary section so that it precedes the Q&A section. See Instruction 2 to Item 1001 of Regulation M-A.

3. Please revise the Summary section so that it sets forth only the principal terms of the proposed merger instead of summarizing the entire filing. It should be no longer than a couple of pages and should be written in plain English. See Item 1001 of Regulation M-A.
Please also revise to eliminate information you repeat in the Summary section and Q&A section. For purposes of eliminating redundancies and grouping like information together, please view the sections as one section. We suggest you discuss the material and substantive disclosure in the Summary section and procedural questions with short, clear answers in the Q&A section.

4. Please remove the assumption in the second sentence of each of the subsections discussing the material tax consequences of the merger on pages 4 and 12 since you will be receiving an opinion of tax counsel.
Please state counsel`s opinion and identify counsel. In addition, please comply with this comment in the first sentence of the second paragraph of the section entitled "Exchange of Roanoke Electric Steel
Common Stock for..." on page 71.

Unaudited Comparative Per Share Data, page 18

5. Please provide the following equivalent pro forma per share amounts for Roanoke Electric Steel as required by Item 3(f) of Part I.A.
of
Form S-4:
* book value per share;
* cash dividends declared per share; and
* basic and diluted net earnings per share.

For guidance on how to arrive at these amounts, please refer to the
Instructions provided in the Form S-4 immediately following Item
3(f).

Risk Factors, page 22

Some of Roanoke Electric Steel`s directors and executive officers..., page 23

6. Please delete the fourth sentence of this risk factor, as mitigating language is not appropriate in risk factor disclosure.

Shares eligible for public sale..., page 24

7. Please expand the disclosure in the second paragraph to discuss the shares that will be issuable upon exercise of the options you will issue in exchange for the Roanoke Electric Steel options.

Steel Dynamics` senior secured credit agreement..., page 26

8. Please disclose whether you are in compliance with the restrictive covenants as of the most recent practicable date.

Environmental regulation imposes significant costs..., page 28

9. Please quantify, to the extent practicable, the risks described in this risk factor.

Cautionary Statement Regarding Forward-Looking Statements, page 30

10. Please delete the statement in the fourth sentence of the last paragraph regarding stockholders` reliance on forward-looking statements, as this statement suggests that you do not have responsibility under the federal securities laws for all of the information contained in your proxy statement / prospectus.

Background of the Merger, page 37

11. We note the disclosure in the last sentence of the fourth paragraph on page 40. Please reconcile this disclosure with the disclosure in the sixth and thirteenth bullet points in the section entitled "Roanoke Electric Steel`s Reasons for the Merger" on page 47.


Opinion of Jeffries & Company, Inc., page 51

12. Please delete the third sentence of the second paragraph, as stockholders are entitled to rely solely on the disclosure in your proxy statement / prospectus.

13. We note the disclosure in the second last paragraph on page
60.
Please tell us whether Roanoke Electric Steel considered other potential financial advisors. If so, why did Roanoke Electric
Steel
choose Jeffries & Company?

Material U.S. Federal Income Tax Considerations of the Merger, page 70

14. We note that counsel have provided short-form tax opinions, which are included as Exhibits 8.1 and 8.2 to your registration statement.
As such, the disclosure in this section must be counsel`s opinion and not merely a summary of the material tax consequences. Please revise accordingly to state counsel`s opinion, making clear which statements represent counsel`s opinion.

The Merger Agreement, page 76

15. Please revise the second sentence of the first paragraph to eliminate the qualifications regarding the summary of the merger agreement, as stockholders are entitled to rely on the disclosure in your proxy statement / prospectus. Please also comply with this comment in the second sentence of the first paragraph of the section entitled "Description of Steel Dynamics Capital Stock" on page 107.

16. Please revise the third sentence of the first paragraph to eliminate the implication that stockholders do not have rights relating to the summary of the merger agreement in your proxy statement / prospectus. Please also comply with this comment in the second sentence of the last paragraph on page 6.

17. We note the disclosure in the third paragraph regarding the representations and warranties in the merger agreement. We have the following comments:

* Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.
* Please be advised that, notwithstanding your disclosure, you are responsible for considering whether additional disclosure is required to make statements included in your proxy statement / prospectus not misleading.

18. We note that you refer to disclosure schedules delivered in connection with the merger agreement. Please be advised that if the information contained in these schedules would be material to an investment decision and should be disclosed to make the information in your proxy statement / prospectus not misleading, then you must disclose such information in your proxy statement / prospectus.

Item 21.  Exhibits, page II-2

19. With respect to Exhibit 2.1, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to your registration statement. See Item 601(b)(2) of Regulation S-K.

Item 22. Undertakings, page II-3

20. Please revise paragraph (b) to provide the undertaking in the form required by Item 512(b) of Regulation S-K.

Exhibit 5.1

21. Please have counsel confirm to us that it concurs with our understanding that the reference to the "general corporation laws of the State of Indiana" includes the statutory provisions and all applicable provisions of the Indiana Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Exhibit 8.1

22. We note the qualification set forth in clause (ii) of the second paragraph. Please clarify that this qualification does not include the section of your proxy statement / prospectus that constitutes the opinion of counsel.

23. We note that counsel`s opinion set forth in clause (ii) of the fourth paragraph is a short-form tax opinion. Please have counsel revise its opinion to clearly state that the discussion set forth in your proxy statement / prospectus in the section entitled "Material
U.S. Federal Income Tax Consequences of the Merger" is counsel`s opinion.

24. We note that the opinion is dated as of January 18, 2006. We also note that the opinion is qualified by assumptions made as of that date. In this regard, we note the statement in the second sentence of the fifth paragraph. Please have counsel revise the opinion to clarify that the opinion speaks through the effective date of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.
Exhibit 8.2

25. We note the qualification set forth in clause (ii) of the second paragraph. Please clarify that this qualification does not include the section of your proxy statement / prospectus that constitutes the opinion of counsel.

26. We note that counsel`s opinion set forth in clause (ii) of the fourth paragraph is a short-form tax opinion. Please have counsel revise its opinion to clearly state that the discussion set forth in your proxy statement / prospectus in the section entitled "Material
U.S. Federal Income Tax Consequences of the Merger" is counsel`s opinion.

27. We note that the opinion is dated as of January 18, 2006. We also note that the opinion is qualified by assumptions made as of that date. In this regard, we note the statement in the second sentence of the fifth paragraph. Please have counsel revise the opinion to clarify that the opinion speaks through the effective date of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

28. We note the disclosure that disclosure controls and procedures were effective to ensure that information required to be disclosed by the company (including its consolidated subsidiaries) in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." This description appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition in that rule.

Specifically, this description does not indicate that your disclosure controls and procedures were effective to ensure that the information your company is required to disclose in the reports it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective. Please also comply with this comment in the section entitled "Item 4. Controls and Procedures" in each of your
Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005.
Form 10-Q for the quarter ended March 31, 2005
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

29. We note the disclosure in the second sentence. Please confirm to us that your disclosure controls and procedures were effective as of the end of the period covered by each report and revise accordingly in future filings.

Changes in Internal Controls

30. Please revise this section in future filings to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

*	*	*	*

      Please respond to these comments by filing an amendment to your registration statement and complying in future periodic reports. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nudrat Salik, Staff Accountant, at (202)
551-
3692 or, in her absence, Rufus Decker, Accounting Branch Chief, at
(202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Robert S. Walters, Esq.
Barrett & McNagny LLP
215 East Berry Street
Fort Wayne, IN 46802
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Mr. Keith E. Busse
Steel Dynamics, Inc.
February 10, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE